United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 15, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

February 15, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC

BOARD AND COMMITTEE CHANGES

Coca-Cola Europacific Partners plc (CCEP) is pleased to announce that, as part of the Board’s succession planning and following a comprehensive search and selection process, the following Board and Committee changes were approved by the Board on 14 February 2023, and will take effect at the conclusion of the Annual General Meeting due to be held on 24 May 2023 (AGM):

•Mary Harris and Nicolas Mirzayantz will succeed Jan Bennink and Christine Cross as Independent Non-executive Directors
•Once appointed, Mary will become a member of the Remuneration and Nomination Committees and Nicolas will become a member of the Environmental, Social and Governance (ESG) Committee
•Nathalie Gaveau will become a member of the Affiliated Transaction Committee.

In addition CCEP is also pleased to announce that Nancy Quan will succeed Brian Smith as a Non-executive Director nominated by European Refreshments Unlimited Company (a wholly-owned subsidiary of The Coca Cola Company (TCCC)). The change will take effect at the conclusion of the AGM. Once appointed, Nancy will also become a member of the ESG Committee.

The Board would also like to recognise the great contributions that of all those Board members who are planning to retire from the Board at the AGM in May 2023 have played in shaping the success of CCEP to date.

Jan Bennink was appointed as a Non-executive Director of CCEP in May 2016. He was Chair of the Affiliated Transaction Committee from 2016 to 2022 and is currently a member of that Committee and of the ESG Committee. He was also previously a member of the Nomination Committee. His experience of leading major multinational public companies and extensive expertise in FMCG and the food and beverage industry have been particularly important to the Board in the years since the merger.

Christine Cross was appointed as a Non-executive Director of CCEP in May 2016 and is a member of the Nomination Committee and Remuneration Committee. She was previously Chair of the Remuneration Committee and a member of the Audit Committee. Her in-depth experience of remuneration, coupled with a strong understanding of international business strategy and marketing and sustainable business development, have been particularly helpful to the Board during her tenure and she has played a leading part in laying the strong foundations for the Remuneration policy and strategy and our This is Forward (sustainability action plan) goals related to our people.

Brian Smith was appointed as a Non-executive Director of CCEP in July 2020 and has been a member of the ESG Committee since his appointment. Having worked with TCCC since 1997 in a number of roles, including President and Chief Operating Officer of TCCC, his combination of deep knowledge and experience of the FMCG industry and the Coca-Cola system made him a significant asset to the Board of CCEP.

About Mary Harris

Mary Harris brings to the Board, a top level strategic outlook with international and consumer focus from her time as partner at McKinsey and Co and as a Non-executive Director. Mary is currently a Non-executive Director and member of the Nomination and Audit and Risk Committees at ITV plc. She is also the Designated Non-executive Director for workforce engagement and a member of the Remuneration Committee at Reckitt plc and a Supervisory Board member at HAL Holding N.V. Mary has previously held Non-executive Director positions at Unibail-Rodamco-Westfield, Sainsbury’s and TNT Express and TNT N.V.

About Nancy Quan

Nancy Quan has extensive knowledge of the Coca-Cola system having worked with the company since 2007 in leadership roles spanning innovation and consumer trends, research and development, and supply chain. As Senior Vice President and Chief Technical and Innovation Officer for TCCC, she oversees a networked team that creates innovation pipelines to enable short- and long-term growth, and drives transformational and scalable supply chain solutions to maximize customer and consumer value. Nancy serves on the Board of Directors for the Liberty Mutual Group and the Industry Affiliates Advisory Board for the University of California Davis MBA Program, and is an active member of the FIRST (For Inspiration and Recognition of Science and Technology) Executive Advisory Board.

About Nicolas Mirzayantz

Nicolas Mirzayantz brings to the Board over thirty years of strategic, operational and business transformation experience at IFF, a multinational industry-leading supplier to FMCG customers that creates ingredients and essential solutions for food, beverage, health, scent, biosciences and sensorial experiences. Most recently serving as President, Nourish Division, he was previously the Divisional CEO for the Scent Division during a period of historic and transformational mergers. During his tenure, he was a champion of sustainability, setting the foundation for IFF’s industry-leading ESG+ initiatives. Nicolas previously served on the Board of the International Fragrance Association (IFRA), the official representative body of the fragrance industry worldwide and was a Cultural Leader at the World Economic Forum.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to thank Brian, Christine and Jan for the significant and invaluable contributions they have made to our business and wish them every success for the future. I would also like to welcome Mary, Nancy and Nicolas who bring diverse skillsets and relevant experience applicable to our expanded geographical footprint. I look forward to working with them and the rest of the Board.”

CCEP confirms that there are no further details that need to be brought to the attention of shareholders with regard to the appointments.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving 600 million consumers and helping 1.75 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: February 15, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

4